Koor Industries Ltd.
                                                        Office Of Legal Counsel
                                                        21 Ha'arba'ah st.
                                                        Tel-Aviv 64739
                                                        Israel
                                                        Tel.:972-3-6238420
                                                        Fax:972-3-6238425

                                                        5 March 2002



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
The Securities Authority       The Tel Aviv Stock Exchange      The Registrar of Companies
22 Kanfei Nesharim St.         54 Ahad Ha'am St.                97 Yafo St.
Jerusalem 95464                Tel Aviv 65202                   Jerusalem 91007
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Fax: 02-6513940                Fax: 03-5105379
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Dear Sirs,

Re:   Immediate Report (NO. 03/2002)
      Koor Industries Ltd. (Company No. 52-001414-3)
      ----------------------------------------------

Koor Industries Ltd. (hereinafter: "Koor" or "The Company") hereby announces as follows:

1.   Yesterday evening, the Company has published in the United
     States a press release regarding the following matter:

     o Anti-Trust Commissioner's notice regarding the Companies Tadiran Ltd. and Telrad Networks Ltd.

2.   Attached please find the press release.



                                                Yours Sincerely,


                                                Shlomo Heller, Adv.
                                                Legal Counsel



KOOR INDUSTRIES LTD. MAKES ANNOUNCEMENT REGARDING WHOLLY OWNED SUBSIDIARIES

TEL AVIV, Israel - March 4, 2002 - Koor Industries (NYSE:KOR), a leading Israeli investment holding company, announced today that, this afternoon, it received notices from Tadiran Ltd. and Telrad Networks Ltd. (wholly-owned subsidiaries of Koor), stating that each of them had received a notice from the Anti-Trust Commissioner in Israel ("the Commissioner"). According to the notices, the Commissioner is considering the possibility of bringing each of the subsidiaries to trial for offences under the Anti-Trust Law, 5748-1988, concerning actions allegedly taken by them, in various matters in the fields of public switching. The actions were taken, according to the Commissioner, in the years 1993-1997. The Commissioner's notice states that the subsidiaries have a right to a preliminary hearing of their arguments. For further information on this issue please refer to note 18 to the financial statements of Koor starting from fiscal year 1998.

                                 About Koor

Koor Industries Ltd. is one of Israel's largest and leading investment holding companies. Koor Industries invests actively in telecommunications through its holdings in ECI Telecom, Telrad Networks, and Nortel Networks Israel and owns controlling stakes in Israel's major defense electronics companies through the Elisra Group, and in Agro-chemicals through MA Industries. Koor Industries, through its Koor Corporate Venture Capital arm invests in early stage high growth Israeli companies in the areas of telecommunications technologies, information technology, and internet infrastructure. Koor Industries is traded on the Tel Aviv and New York Stock Exchanges (NYSE:KOR).

For further information, please contact:
Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 6238 310
Fax. +9723 6238 313
www.koor.com
------------

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.